SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

McMoRan EXPLORATION CO.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

582411104

(CUSIP Number)

June 21, 2002

(Date of Event Which Requires Filing of this Statement)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[  ]     Rule 13d-1(b)

[X]    Rule 13d-1(c)

[  ]     Rule 13d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 582411104

1)	Name of Reporting Person	k1 Ventures Limited
	I.R.S. Identification No. of Above Person (entities only)	(voluntary) N/A

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	N/A
(b)	N/A

3)	SEC Use Only

4)	Citizenship or Place of Organization	Singapore

Number of	(5) Sole Voting Power	2,309,002
Shares Bene-
ficially	(6) Shared Voting Power	0
Owned by
Each Reporting	(7) Sole Dispositive Power	2,309,002
Person
With	(8) Shared Dispositive Power	2,309,002

9)	Aggregate Amount Beneficially Owned by Each
	Reporting Person	2,309,002

10)	Check if the Aggregate Amount in Row (9)
	Excludes Certain Shares (See Instructions)	N/A

11)	Percent of Class Represented by Amount
	in Row (9)	12.8%

12)	Type of Reporting Person (See Instructions)	CO

(1)Based on 16,018,167 shares of Common Stock outstanding on July 1, 2002, plus preferred stock convertible into 2,079,002 shares of Common Stock of the Issuer held by the Reporting Person.

Item 1(a).	Name of Issuer:
McMoRan Exploration Co.

Item 1(b).	Address of Issuer's Principal Executive Offices:
1615 Poydras Street
New Orleans, Louisiana 70112

Item 2(a).	Name of Person Filing:
k1 Ventures Limited, the parent of
k1 Ventures (HK) Limited, the entity
that acquired the Common Stock

Item 2(b).	Address of Principal Business Office:
23 Church Street
#10-01/02 Capital Square
Singapore 049481

Item 2(c).	Citizenship:
k1 Ventures Limited is organized in Singapore

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
582411104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment
Company Act of 1940
(e)	[ ]	Investment Adviser registered under section 203 of the Investment
Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974
or Endowment Fund; see § 240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G)
(Note: See Item 7)
(h)	[ ]	Savings Association, as defined in Section 3(b) of the Federal Deposit
Insurance Act
(i)	[ ]	Church Plan excluded from the definition of an investment company under the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with § 240.13d.13d-1(b)(1)(ii)(H)

Item 4.	Ownership:

	(a)	Amount Beneficially Owned	2,309,002

	(b)	Percent of Class	12.8%

	(c)	Number of shares as to which such person has:

		(i) sole power to vote or to direct the vote 2,309,002

		(ii) shared power to vote or to direct the vote	0

		(iii) sole power to dispose or to direct the
		disposition of	2,309,002

		(iv) shared power to dispose or to direct the
		disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following
9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:
See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

k1 Ventures Limited

7-25-02	By:	/s/ Jeffrey A. Safchik
Date		Jeffrey A. Safchik
Chief Operating Officer